SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JANUARY 2023
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: January 13, 2023

List of materials

Documents attached hereto:

i) Press release: Translation of the Share Buyback Report for the period from December 1, 2022 to December 31, 2022, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on January 13, 2023

[This is a translation of the Share Buyback Report for the period from December 1, 2022 to December 31, 2022, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on January 13, 2023]

Class of Shares: Common Stock

1.	Status of Repurchase
(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders
Not applicable

(2) Status of a repurchase pursuant to a resolution approved at a meeting of the Board of Directors
(as of December 31, 2022)
	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on May 10, 2022 (Period of Repurchase: May 11, 2022 to May 10, 2023）	25,000,000 (Maximum)		200,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) December 6 December 7 December 8 December 9 December 12 December 13 December 14 December 16 December 19 December 20 December 21 December 22 December 23	21,400 51,700 91,000 92,500 47,600 64,000 7,500 97,800 49,900 196,100 150,700 107,100 107,100	234,845,500 565,574,000 967,917,500 1,004,681,500 518,477,500 700,540,500 82,424,500 1,065,629,000 536,217,000 2,037,092,500 1,542,806,000 1,096,910,500 1,088,484,000
Total	―	1,084,400	11,441,600,000
Total number of shares repurchased as of the end of the reporting month	7,817,900		81,441,364,800
Progress of the repurchase (%)	31.27		40.72

Note 1:  The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.
Note 2:  It was resolved at the meeting of the Board of Directors held on May 10, 2022 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition
(as of December 31, 2022)
	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	―	―	―
Total	―	―	―
Acquired treasury stock which was canceled	―	―	―
Total	―	―	―
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	―	―	―
Total	―	―	―
Other (Exercise of stock acquisition rights)	(Date of disposition) December 1 December 2 December 5 December 6 December 7 December 8 December 12 December 13 December 15 December 19 December 20 December 22	300 1,700 3,600 8,500 400 1,100 6,900 120,700 2,300 3,000 2,200 2,100	2,503,770 14,188,030 30,045,240 70,940,150 3,338,360 9,180,490 57,586,710 1,007,350,130 19,195,570 25,037,700 18,360,980 17,526,390
Total	―	152,800	1,275,253,520
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	(Date of disposition) December 15 December 16 December 19 December 20 December 21	80 98 594 220 60	667,672 817,898 4,957,465 1,836,098 500,754
Total	―	1,052	8,779,887
Total amount	153,852		1,284,033,407
Note:	The book value of the disposed treasury stock is stated in the “Total Amount of Disposition (Yen)” column above.

3.	Status of Shares Held in Treasury
(as of December 31, 2022)
Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,261,081,781
Number of treasury stock	26,391,450

 EOF